

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Marc de Garidel
Chief Executive Officer
Abivax SA
7-11 boulevard Haussmann
75009 Paris
France

> **Re: Abivax SA**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed October 16, 2023**
> **File No. 333-274780**

Dear Marc de Garidel:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1, filed October 16, 2023

Capitalization, page 85

1.   Please revise the description in the second bullet to quantify separately the amount of the tranches drawn for the Kreos/Claret OCABSA and Heights Convertible Notes as well as the amounts repaid under the First KC Agreement, the Second KC Agreement and the OCEANE bonds.

Marc de Garidel
Abivax SA
October 17, 2023
Page 2

Please contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Sansom